Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Under the Securities Exchange Act of 1934
Subject Company: Frontier Communications Corporation
Registration Statement No. 333-160789

The following e-mail message was sent by Maggie Wilderotter to all Frontier employees on November 17, 2009.

On the Verizon acquisition front, there is a lot going on.  We continue to make progress in our State and Federal Regulatory approvals.  As you know, we have three states that have approved our deal and we have 6 to go.  Our “Top Gun” Regulatory team is working day and night to get these over the finish line.  The FCC is also on track to provide approval in the January/February, 2010 timeframe.

I know many of you have read the stories in the media about certain stakeholders who are nervous that this Verizon acquisition would not be good.  Nothing could be farther from the truth!  Frontier is the right company to deliver voice, video and data products to these 4.8M customers who have not been a Verizon priority for many years. Those who say otherwise are jeopardizing your jobs and our future.  This transaction is important to Frontier so we can continue to grow and be competitive in our offerings.

We have structured this Verizon deal to enable us to be financially strong and we have the systems and capabilities to absorb these markets.  Of course there will be a lot of hard work to integrate these markets but we have a seasoned team of professionals who know how to do this.  Many are trying to compare us to Fairpoint Communications, a small Telco who purchased customers from Verizon 3+ years ago in New England.  Since the acquisition, things have not gone well for Fairpoint and they filed for Bankruptcy last month.  I want to emphasize that we are not like them at all!  Fairpoint, for the past 3 ½ years has failed to meet its service commitments, send accurate bills and provide great products. They have lots of excuses for not doing what is right for customers and they blame everyone but themselves.  Fairpoint took on too much debt and didn’t have scalable systems – nor did they have experience and a track record for successfully integrating acquisitions. The timing of their problems has not helped us; we are spending a lot of extra time with regulators and the media on differentiating Frontier from Fairpoint.

I know there has been negative press about whether we will get approvals in the remaining states.  We truly believe that we will so please do not let media sensationalism and speculation worry you – it is just part of the vetting process to get to approval.  Everyone gets to voice their opinions and we have a strong rebuttal for all of the issues that have been raised.

Our dedicated transition teams are working closely with Verizon on all of the closing and integration projects and they feel good about our progress.  We are still on track to close the transaction in the second quarter of 2010. I will keep you posted on our progress and watch the Link for further in depth updates on the Verizon transaction.

Sincerely,
Maggie

Maggie Wilderotter
Chairman and CEO
Frontier Communications
3 High Ridge Park
Stamford, CT 06905

Forward-Looking Language

This presentation contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance.  Words such as “believe,” “anticipate,” “expect” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  These risks and uncertainties are based on a number of factors, including but not limited to:  Our ability to complete the acquisition of access lines from Verizon; the failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the Verizon transaction; the failure to receive the IRS ruling approving the tax-free status of the Verizon transaction; the ability to successfully integrate the Verizon operations into Frontier’s existing operations; the effects of increased expenses due to activities related to the Verizon transaction; the ability to migrate Verizon’s West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes successfully; the risk that the growth opportunities and cost synergies from the Verizon transaction may not be fully realized or may take longer to realize than expected; the sufficiency of the assets to be acquired from Verizon to enable us to operate the acquired business; disruption from the Verizon transaction making it more difficult to maintain relationships with customers, employees or suppliers; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis; reductions in the number of our access lines and High-Speed Internet subscribers; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol (VOIP) or otherwise); our ability to adjust successfully to changes in the communications industry and to implement strategies for improving growth; adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing; reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of changes in both general and local economic conditions on the markets we serve, which can impact demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; our ability to effectively manage our operations, operating expenses and capital expenditures, to pay dividends and to repay, reduce or refinance our debt; the effects of bankruptcies and home foreclosures, which could result in increased bad debts; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2009 and thereafter; declines in the value of our pension plan assets, which could require us to make contributions to the pension plan beginning no earlier than 2010; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes and our liquidity; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other severe weather.  These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings.  We undertake no obligation to publicly update or revise any forward-looking statements or to make any other forward-looking statement, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

Additional Information and Where to Find It

This filing is not a substitute for the definitive prospectus/proxy statement included in the Registration Statement on Form S-4 that Frontier filed, and the SEC has declared effective, in connection with the proposed transactions described in the definitive prospectus/proxy statement. INVESTORS ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. The definitive prospectus/proxy statement and other documents filed or to be filed by Frontier with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Frontier’s stockholders approved the proposed transactions on October 27, 2009, and no other vote of the stockholders of Frontier or Verizon is required in connection with the proposed transactions.